TRICO MARINE SERVICES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS

TO FIXED CHARGES

(Dollars in thousands, except ratios)

	1998	1999(1)	2000(2)	2001(3)	2002(4)	Three months ended June 30, 2003(5)
Net income (loss)	$25,280	$(33,410)	$(12,722)	$(6,923)	$(67,978)	$(55,460)
Amortization of capitalized interest	40	174	216	215	242	148
Income tax expense (benefit)	11,804	(16,770)	(4,946)	(3,317)	14,550	(2,365)

Earnings (loss) from continuing operations before income taxes	$37,124	$(50,006)	$(17,452)	$(10,025)	$(53,186)	$(57,677)

Fixed charges
Interest on long-term debt expensed	$27,696	$31,987	$29,883	$26,232	$28,432	$15,584
Interest on long-term debt capitalized	4,060	1,206	—	156	737	236
Amortization of deferred financing costs	1,784	1,632	1,388	1,366	1,127	471
Estimated portion of rental expense attributable to interest	60	72	65	69	125	216

Total fixed charges	$33,600	$34,897	$31,336	$27,823	$30,421	$16,507

Earnings (loss) from continuing operations before income taxes and fixed charges, except capitalized interest	$66,664	$(16,315)	$13,884	$17,642	$(23,502)	$(41,406)

Ratio of earnings to fixed charges	2.0	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $51.2 million.
(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $17.5 million.
(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million.
(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million.
(5)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $57.9 million.